UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 6)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

January 13, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS SEA CONSOLIDATION S.A. OF PANAMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,952,232
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,952,232
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.5%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS INTERMED CHAMPION S.A. OF PANAMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 227,700
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 227,700
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L108	13D

1	NAME OF REPORTING PERSONS PANAYOTIS TSAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 4,179,932
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 4,179,932

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,932
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D (originally filed on March 20, 2002, and subsequently amended on August 30, 2005, November 16, 2005, March 29, 2006, June 30, 2006 and January 12, 2007 (the “Schedule 13D”)) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 6 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by Sea Consolidation S.A. of Panama, a company organized under the laws of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama, a company organized under the laws of Panama (“Intermed”) and Panayotis Tsakos (sometimes collectively referred to as the “Reporting Persons”) which persons may be deemed, but are not conceded, to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

(b) The address of the principal office of each of the Reporting Persons is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(c) Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each member, executive officer and/or director of Sea Consolidation and Intermed. Schedule A is incorporated into and made a part of this Amendment No. 6.

Panayotis Tsakos is an individual of Greek citizenship who is self employed in the shipping industry.

(d) During the last five years, none of the Reporting Persons or any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any person listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraphs:

Between January 17, 2007 and January 24, 2007, Sea Consolidation acquired an aggregate of 119,000 Common Shares in open market purchases executed through the New York Stock Exchange. Sea Consolidation obtained such funds for these purchases from amounts contributed to it from its shareholders.

Between August 7, 2007 and December 12, 2008, Intermed acquired an aggregate of 227,700 Common Shares pursuant to put option agreements. Intermed obtained such funds for these purchases from amounts contributed to it from its shareholders.

On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. All share amounts in this Amendment No. 6 reflect this share split.

Item 4.	Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

Sea Consolidation acquired the 119,000 Common Shares to increase its investment in the Company. Intermed acquired the 227,700 Common Shares pursuant to put option agreements. Each of Sea Consolidation and Intermed is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power		Percentage[2]
Sea Consolidation S.A.	3,952,232	—		10.5%
Intermed Champion S.A.	227,700	—		0.6%
Panayotis Tsakos[1]	—	4,179,932	[1]	11.1%

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, together with Kelley Enterprises, Inc. (“Kelley”), Marsland Holdings Limited (“Marsland”), Redmont Trading Corp. (“Redmont”) and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission that a group exists. Kelley, Marsland, Redmont and Nikolas P. Tsakos, beneficially and of record, own 4,934,698, 2,992,878, 2,410,812 and 72,000 Common Shares, respectively. Together, the group would be deemed to beneficially own 14,590,320 Common Shares, or 38.7% of the outstanding Common Shares of the Company.

(1)

Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation and Intermed and may be deemed to beneficially own the Common Shares indirectly as a result of his control relationship with Sea Consolidation and Intermed.

(2)	The applicable percentage of ownership is based on the Company’s 37,671,392 issued and outstanding Common Shares as reported in a Form 6-K filed by the Company with the Securities and Exchange Commission on December 10, 2008 and the understanding that the Company has repurchased certain Common Shares pursuant to a share repurchase plan.

(b) The response of the Reporting Persons to Items (7) through (11) of the portion of pages 2 through 4 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c) Intermed purchased the 227,700 Common Shares as set forth in Schedule B pursuant to put option agreements. Schedule B is incorporated into and made a part of this Amendment No. 6.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Sea Consolidation.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except for the relationships described in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated January 13, 2009, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama and Panayotis Tsakos.

[The remainder of this page intentionally left blank]

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2009

Sea Consolidation S.A. of Panama

By:	/s/ Thomas K. Zafiras
Thomas K. Zafiras
President

Intermed Champion S.A. of Panama

By:	/s/ Thomas K. Zafiras
Thomas K. Zafiras
President

/s/ Panayotis Tsakos
Panayotis Tsakos

SCHEDULE A

Sea Consolidation S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Thomas Constantinos Zafiras	Director and President	Attorney	Vasileos Georgiou B4, Piraeus, Greece	Greece

Ioannis Efthimiades	Director	Shipping Industry Consultant	2 Andianoupoleos & Agias Sofia Streets, Nea Smyni, Athens, Greece	Greece

Constantinos Zafiras	Director	Legal Consultant	10 Stissichorou Street, Athens, Greece	Greece

Intermed Champion S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Thomas Constantinos Zafiras	Director and President	Attorney	Vasileos Georgiou B4, Piraeus, Greece	Greece

Aikaterini Tsartaklea	Director	Public Relations Consultant	155 Xenofontos Street, Athens, Greece	Greece

Dimitrios Pagkratis	Director	Economist	6 Kastelorizou Street, Athens, Greece	Greece

SCHEDULE B

Date	No. of Shares	Price
8/7/07	48,000	$34.9
8/20/07	13,400	34.0
3/20/08	12,100	32.5
3/20/08	1,100	30.0
3/24/08	21,900	30.0
3/24/08	17,900	32.5
10/28/08	10,100	32.5
10/29/08	7,000	32.5
11/21/08	17,900	30.0
11/21/08	5,000	30.0
11/26/08	3,900	30.0
12/4/08	600	32.5
12/10/08	68,800	32.5
	227,700	$7,411,311

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 6:

Exhibit 1: Joint Filing Agreement, dated January 13, 2009, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama and Panayotis Tsakos.